CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price (1)	Fee
Euro Fixed Rate Senior Notes Due 2030	$335,280,000	$38,959.54

(1) The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.1176 per Euro 1.00 as of March 3, 2015.

PROSPECTUS Dated November 19, 2014 PROSPECTUS SUPPLEMENT Dated November 19, 2014	Pricing Supplement No. 147 to Registration Statement No. 333-200365 Dated March 3, 2015 Rule 424(b)(2)
GLOBAL MEDIUM-TERM NOTES, SERIES G
Euro Fixed Rate Senior Registered Notes Due 2030

 We, Morgan Stanley, may not redeem the Global Medium-Term Notes, Series G, Euro Fixed Rate Senior Registered Notes Due  2030 (the “notes”) prior to the maturity thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

Application will be made to the Financial Conduct Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) for the notes described herein to be admitted to the Official List of the UK Listing Authority and application will be made to the London Stock Exchange plc for such notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc after the original issue date. No assurance can be given that such applications will be granted.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities”, in each case subject to and as modified by the provisions described below.

Principal Amount:	€300,000,000	ISIN:	XS1200147731
Maturity Date:	March 6, 2030	Common Code:	120014773
Settlement Date (Original Issue Date):	March 6, 2015 (T+3)	Form of Notes:	Global note registered in the name of a nominee of a common safekeeper for Euroclear and Clearstream, Luxembourg; issued under the New Safekeeping Structure
Interest Accrual Date:	March 6, 2015
Issue Price:	99.741%	Eurosystem Eligibility:
Intended to be Eurosystem eligible, which means that the notes are intended upon issue to be deposited with an international central securities depository (“ICSD”) as common safekeeper, and registered in the name of a nominee of an ICSD acting as common safekeeper, and does not necessarily mean that the notes will be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon the European Central Bank being satisfied that Eurosystem eligibility criteria have been met.

Specified Currency:	Euro (“€”)
Redemption Percentage at Maturity:	100%
Interest Rate:	1.875% per annum (calculated on an actual/actual (ICMA) day count basis)
Interest Payment Period:	Annual
Interest Payment Dates:	Each March 6, commencing March 6, 2016
Business Days:	London, TARGET Settlement Day and New York
Business Day Convention:	Following unadjusted
Tax Redemption and Payment of Additional Amounts:	Yes	Other Provisions:	None
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended and the Treasury regulations thereunder. Please see “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Foreign Currency Notes” in the accompanying prospectus supplement.

For a description of the material U.S. federal income tax consequences and certain estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus supplement.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Additionally, any consequences resulting from the Medicare tax on investment income are not discussed in this pricing supplement or the accompanying prospectus supplement.

The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On March 3, 2015, we agreed to sell to Morgan Stanley & Co. International plc (“MSIP”), and MSIP agreed to purchase, the principal amount of notes set forth on the cover of this pricing supplement at a net price of 99.191%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes. The purchase price equals the stated issue price of 99.741%, plus accrued interest, if any, less a combined management and underwriting commission of 0.55% of the principal amount of the notes.

MSIP is our wholly-owned subsidiary. MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS & Co.”). MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus), effectuated by the common safekeeper for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes, the common safekeeper’s effectuation of the notes, and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.

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